Exhibit 99.1

Media Release (Code: ASX: PRR; NASDAQ: PBMD)

23 November 2016

WUXI BIOLOGICS AND PRIMA SIGN MOU AND ANNOUNCE STRATEGIC DEVELOPMENT

AND MANUFACTURING PARTNERSHIP

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) and WuXi Biologics (WuXi), a WuXi AppTec group company, and a leading open-access R&D capability and technology platform company dedicated to expedite global biologics development, announced today that a non-binding MOU was signed to form a strategic biologics development and manufacturing partnership.

Under the partnership, WuXi Biologics will be the exclusive clinical and commercial manufacturer for IMP321 for Prima worldwide, excluding any manufacturing for the supply of mainland China, Macau, Taiwan and Hong Kong where rights are retained by Prima’s development partner in China, Eddingpharm. WuXi Biologics will also be Prima’s preferred partner to manufacture potential new products.

IMP321, a first-in-class soluble LAG-3 Ig fusion protein, is an APC activator, boosting T cell responses for cancer chemo-immunotherapy and in other combinations and is in Phase II trials in Europe. In 2013, Eddingpharm obtained the rights to develop, manufacture and commercialize IMP321 in the Greater China region.

CEO of Prima BioMed, Marc Voigt said “Securing the future supply of IMP321 is a key component of our commercial development strategy. WuXi Biologics have consistently delivered the highest quality materials for our clinical trials. This MOU further strengthens our important strategic partnership.”

“We are honored to play a critical role to enable small and mid-size companies to realize commercialization via WuXi’s innovative biomanufacturing network based on state-of-the-art disposable manufacturing technology”, said Dr. Chris Chen, CEO of WuXi Biologics, “We are committed to producing the highest quality biologics to ensure robust global supply to patients worldwide.”

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information, please contact:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com